UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

“William J. Adams”

Name:  William J. (Bill) Adams

Title:

Chief Financial Officer,

Vice President, Finance, Secretary and Treasurer

Date:  May 25, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated May 24, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED PRESIDENT AND CEO MICHAEL ABRAMS STEPS DOWN

For Immediate Release:

May 24, 2006

Vancouver, B.C. – The Board of Directors of AnorMED Inc. (TSX:AOM, AMEX:AOM) today announced that Dr. Mike Abrams has stepped down as President and Chief Executive Officer, effective immediately.  He has also resigned as a Director of AnorMED.  Dr. Abrams has served as the Company’s President and CEO since founding the Company in 1996.

The Board has engaged the executive search firm of Russell Reynolds to immediately commence a search for a new President and CEO with significant experience and skills in the development and commercialization of healthcare products.

During this transition, the current Chairman of the Board, Kenneth Galbraith, will serve as Interim CEO. Mr. Galbraith has almost 20 years of experience in the biotechnology sector, including serving as Executive Vice-President and Chief Financial Officer for QLT Inc. until October 2000. Mr. Galbraith was elected to the Board of AnorMED in April 2006.

“Mike Abrams has dedicated the past ten years to building a leading biopharmaceutical company with talented employees and a number of excellent product opportunities, including MOZOBILTM, which is currently in Phase III clinical studies in North America and Europe,” said Mr. Galbraith.

“The new Board of Directors strongly believes that MOZOBIL represents a substantial opportunity for AnorMED to transform itself from a research organization into a pharmaceutical development and commercialization company. With top-line data from the current MOZOBIL clinical studies expected to be available within the next twelve months, the Board and Dr. Abrams agreed that now was the appropriate time to recruit new executive leadership with a different set of skills and experience to execute the strategic direction approved by the Board.”

The Board has also appointed Paul Brennan, the Company’s Vice President, Business Development, as Acting President.  Mr. Brennan, who joined AnorMED in May 2002 from Astra Zeneca, has substantial experience in business development and regulatory affairs in the pharmaceutical industry, in both North America and Europe. Mr. Brennan will work with the existing management team in overseeing the Company’s day-to-day operations until a new President and CEO is in place.  He will also be appointed as President of AnorMED (UK) Inc. and have primary management responsibility for expanding the Company’s operations in the EU.

“It is the belief of the Board that shareholder value can best be maximized through the timely completion of the final stages of MOZOBIL development and the implementation of a commercial strategy that provides timely access to MOZOBIL for the broadest class of patients in the most efficient manner on a global basis while retaining the largest portion possible of commercial value for AnorMED shareholders who have borne all of the development risk,” added Mr. Galbraith.  “The Company expects to provide specific corporate goals for the 2007 fiscal year and an update on the progress of MOZOBIL and its other products under development around the middle of June, in conjunction with the release of its annual financial results for the fiscal year ended March 31, 2006.”

About MOZOBIL

MOZOBIL is a stem cell mobilizer used in stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells.  MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, the stem cells can be collected for use in a stem cell transplant. In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients generate more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at 35 major centres in the U.S. involving 600 cancer patients with either non-Hodgkin's Lymphoma or multiple myeloma and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF, the current standard drug used to stimulate additional stem cells within bone marrow.

The Company expects to complete patient recruitment of the Phase III studies and three month follow-up of patients by the end of 2006 and announce top-line results from the studies in the first half of 2007. If successful, the results of these clinical studies would be the basis for filings in the United States, Canada, the EU and other countries seeking approval to market MOZOBIL for these indications.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

The Company’s product pipeline includes MOZOBIL, currently in Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

For further information, please contact:

Company Contact:

Kenneth Galbraith, Chairman of the Board, AnorMED Inc., 604 889-5320 or

Elisabeth Whiting, Vice President, Corporate Development & Communications, 604 532-4667

Media Contact: Karen Cook-Boas, 604 739-7500, kcook@hoggan.com

Note: Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 or applicable Canadian securities laws. Statements or information regarding our strategy, future operations, future financial position, timing and completion of clinical trials, prospects and plans and objectives of management are forward-looking statements. The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information including: we may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in our targeted indications; we may not be able to establish marketing and sales capabilities and the costs of launching MOZOBIL stem cell transplant indications and any future products in our targeted indications may be greater than anticipated; we rely on third parties for the continued supply and manufacture of MOZOBIL, we may face unknown risks related to intellectual property matters; we may face competition from other pharmaceutical or biotechnology companies.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005. Forward-looking statements or information are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement or information if those beliefs, opinions or expectations change, or there is new information or other circumstances should change other than as required by applicable law.